LAWLER & ASSOCIATES

a professional law corporation

41877 Enterprise Circle N.

Temecula, California, 92592

Telephone: 951-506-8888

Facsimile: 951-506-8877

W. SCOTT LAWLER, ESQ.

          Admitted in California

   Friday, January 20, 2006

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Ms. Elaine Wolff – Branch Chief

Re:

PANOSHAN MARKETING CORP

Amendment No. 8 to Registration Statement on Form F-1

Filed December 19, 2005

Registration No. 333-118576

Dear Ms. Wolff:

This letter provides responses to your comment letter regarding the above-referenced filing. Panoshan Marketing Corp. has filed Amendment No. 9 to its registration statement on Form F-1, which has been revised in accordance with your comment letter, as indicated by each response below.

Please find enclosed herewith three (3) courtesy, clean copies of Amendment No. 9 as well as three (3) marked copies of Amendment No. 9 which tracks the changes made since the filing of Amendment No. 8.

General

Comment

1. We refer to your revisions in response to comment 7. Specifically, we note that in the Plan of Distribution section you have included a fixed price at which the warrants may be resold. If you choose to allow for the resale of the warrants using this registration statement, please make the following revisions:

- Revise the text of the cover page to reference the ability of selling shareholders to resell the warrants at a fixed price of $0.05.

- Revise the cover page to discuss when a securityholder may resell the warrants. For example, we note your disclosure on page 20 that states that warrants may only be resold after the units have been sold by the selling securityholders named in the prospectus.

- Revise the box on the bottom of the cover page to include the fixed price at which the warrants may be resold.

- Ensure that your disclosure in the Rick Factors section on page 15 is consistent with the above revisions.

Response

The warrants may be resold by under this prospectus by the selling securityholders but only the extent that the warrants are part of the Units that the selling securityholders are selling. The Plan of Distribution has now been revised by remove the reference to the warrants being resold at $0.05 per share. Therefore, the revisions noted by this comment have not been made.

Summary

Comment

2. Please reconcile the disclosure on page 7 that you acquired the rights to the PC Weasel on April 28, 2004, the disclosure on page 34 that you acquired such rights on May 1, 2004 and the date of the agreement filed as an exhibit that indicates the marketing rights agreement was entered into on April 29, 2004.

Response

We have revised all of the aforementioned references to be consistent with the date of the agreement - April 29, 2004.

Risk Factors, page 10

Comment

3. We note your statement on page 11 that you have not made any attempt to market your sole product because management believes that this “may cause material changes to this prospectus and would further delay the lengthy registration process.” Are you saying that you did not being to implement your business plan since April 2004, when you acquire the right to market your sole product, because you believed that this would delay the effectiveness of your registration statement? If so, please explain what material changes management believed would have delayed the registration process. In this connection, please reconcile your statement regarding the reason for not having begun to market your product with your disclosure on page 12 that you have no knowledge about “what steps are required to develop markets for our product(s).” Please revise to include separate risk factor disclosure that you do not know how to market your product and what steps you will need to take as a result. Further, please reconcile this disclosure with your disclosure on page 7 that your activities during the development stage have included “work on development of our operating plans, including the marketing and sales plans for the first product we intend to distribute, the PC Weasel.”

Response

Panoshan’s comment regarding the delay of the registration statement was misstated and apologizes for the resulting confusion. Panoshan’s ability to market its sole product is limited and it is considering outsourcing the tasks and activities associated with the marketing its product. Panoshan believes that with its limited management resources, it will be difficult to attend to the tasks of managing its business activities and then retaining and supervising marketing personnel while still addressing the outstanding issues related to this registration statement.

Amendment No. 9 has been revised by deleting the statement referenced by this comment and revising the subject risk factor in a manner that is consistent with the statements made in the preceding paragraph. Amendment No. 9 also includes a separate risk factor as requested by this comment; such risk factor is #13 under the heading “RISK RELATED TO OUR BUSINESS”.

Certain Relationships and Related Transactions, page 41

Comment

4. Please review your disclosure under Certain Relationships and Related Transactions to disclose the terms of the marketing rights agreement with Server Researches.

Response

We have added disclosure of the terms of the marketing rights agreement with Server Researches as requested by this comment.

Part II

Exhibit Index, page 48

Comment

5. Revise the exhibit index to include the Warrant Agency Agreement which was filed as an exhibit to the registration statement.

Response

We have added the Warrant Agency Agreement to the exhibit index as noted by this comment.

Undertakings, page 49

Comment

6. Please revise to include the revised undertakings found in Regulation S-B that went into effect December 1, 2005.

Response

We have added the undertakings noted by this comment.

Sincerely,

/s/ W. SCOTT LAWLER

W. Scott Lawler, Esq.